UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

AERIES TECHNOLOGY, INC.

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G0136H102
(CUSIP Number)

Bhisham Khare
c/o Aeries Technology, Inc.
60 Paya Lebar Road, #08-13
Paya Lebar Square, Singapore
(919) 228-6404

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 21, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G0136H102

1	NAME OF REPORTING PERSON Bhisham Khare
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,173,728(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,173,728(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,173,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.65%
14	TYPE OF REPORTING PERSON IN

1

Includes (i) the right to acquire up to 1,702,368 Class A ordinary shares (the “Class A Ordinary Shares”) of Aeries Technology, Inc. (the “Issuer”) pursuant to that certain Exchange Agreement (see Item 6), of which 851,184 Class A Ordinary Shares are issuable pursuant to the exercise of exchange rights by the Aeries Employee Stock Option Trust (“ESOP Trust”), for which the reporting person is a beneficiary, and assumes distribution of the underlying shares by the ESOP Trust to the reporting person prior to an exchange for Class A Ordinary Shares, and (ii) vested restricted stock units to receive 2,471,360 Class A Ordinary Shares to be settled in a number of substantially equal monthly installments between August 15, 2024 and March 15, 2025.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”), amends and supplements the Schedule 13D filed by the Reporting Persons on June 11, 2024 (this “Schedule 13D”), relating to the Class A ordinary shares (the “Class A Ordinary Shares”) of Aeries Technology, Inc. (the “Issuer”). This Amendment No. 1 is being filed by Mr. Bhisham Khare (the “Reporting Person”).

The Items below amend and supplement the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) of Item 5 of the Schedule 13D is hereby amended as set forth below.

(a) – (b)

Calculation of the percentage of beneficial ownership is based on a total of 44,102,041 shares of the Issuer’s Class A Ordinary Shares outstanding as of the date of this report, based on information provided by the Issuer. The change in the Reporting Person’s percentage beneficial ownership reported in this Amendment No. 1 resulted solely from the increase in the number of outstanding Class A Ordinary Shares. The Reporting Person has not disposed of or acquired any Class A Ordinary Shares since the filing of the Schedule 13D on June 11, 2024.

The aggregate number and percentage of the Class A Ordinary Shares beneficially owned by the Reporting Person and the number of shares as to which there is sole power to vote or to direct the vote, shares power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of, and the footnotes included on, the cover pages of this Amendment No. 1, all of which are incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of his, her or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 25, 2024

By:	/s/ Bhisham Khare
Name:	Bhisham Khare

3